Agricore United™

04 MAR 22 AM 7:21

March 18, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   March 18, 2004 (Agricore United first quarter boosted by better grain shipments)
   March 18, 2004 (First Quarter report for the three months ended January 31, 2004)
   March 18, 2004 (Agricore United declares quarterly dividend)

Yours very truly,

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

04 MAR 22 AM 7:21

Agricore United

AGRICORE UNITED FIRST QUARTER BOOSTED BY BETTER GRAIN SHIPMENTS

March 18, 2004 (Winnipeg) – Agricore United saw improved grain handling in the first quarter of 2004 as a result of a better growing season in 2003. The company's grain shipments for the three months ended January 31, 2004 increased by 53 percent over the same period last year. Agricore United's net loss of $12.7 million or $0.31 per share for the first quarter of 2004 improved by $6.9 million from a net loss of $19.6 million or $0.46 per share for the same quarter last year.

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased by $8.8 million over the $1.9 million earned for the quarter last year – almost entirely related to higher gross profits from significantly increased grain shipments. However, even though industry grain shipments in the past quarter increased by 63 percent over the last year, they still only reached about 80 percent of pre-drought levels.

"As we expected at the end of the 2003 fiscal year, grain handling picked up significantly despite a slower than expected start to the Canadian Wheat Board's export program and the outlook for grain movement through the summer is bullish," says Brian Hayward, Chief Executive Officer. "Even with higher grain shipments and sustained sales activity for Crop Production Services, our operating, general and administrative costs remained flat in the quarter compared to last year." Hayward notes that while crop production services and grain handling are improving, the same cannot be said for the livestock industry and the potential impact on the company's relatively smaller livestock feed business.

"The livestock industry in Canada, especially western Canada, continues to be hammered by import restrictions and currency fluctuations," says Hayward. The western Canadian livestock industry's prospects and the impact on producer purchasing power remain uncertain. Import restrictions imposed by the United States and other countries as a result of BSE concerns continue to negatively impact the beef industry. In addition, hog producers may continue to suffer margin erosion as the Canadian dollar strengthens against the US dollar and the cost of certain feed ingredients remains high.

Nevertheless, the company experienced its third consecutive quarter of improved earnings and realized a net profit of $4.6 million for the twelve months ended January 31, 2004 – the first profit for any trailing twelve month period since the impact of the first drought in 2001.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

- 30 -

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

SEC File No. 82-34725

REPORT TO SHAREHOLDERS

Agricore United

04 MAR 22 AM 7:21

FIRST QUARTER
REPORT FOR THE THREE MONTHS ENDED JANUARY 31, 2004

Q1 Highlights

- **Higher Grain Handling Volumes** – Industry grain shipments for the three months ended January 31, 2004 increased by 63% over the same period last year and the Company's shipments increased 53%. The Company's average grain margin per tonne declined to $20.56 from $22.53 last year, largely due to lower earnings from open market commodities.

- **Lower Expenses Despite Increased Grain Activity** – The Company reduced operating, general and administrative expenses by $792,000 despite sustained sales activity for Crop Production Services and significantly higher grain shipment activity in the quarter. Increases in the cost of port terminal operations in Vancouver, British Columbia – that result from the absence of the labour dispute that temporarily reduced operating costs last year – were fully offset by an accrual for recovery of property taxes on port terminal operations in Thunder Bay, Ontario.

- **Improved EBITDA and EBIT** [1] – EBITDA increased $8.8 million, almost entirely related to higher gross profits from Grain Handling as a result of the significantly increased grain shipments. Lower depreciation and amortization charges contributed to a $10.9 million improvement in EBIT for the quarter.

- **Improved Net Earnings** - The net loss of $12.7 million ($0.31 per share) for the quarter ended January 31, 2004 improved by $6.9 million from the loss of $19.6 million ($0.46 per share) reported in the same quarter last year.

- **Improved Cash Flow from Operations** – Largely as a result of improved EBITDA, cash used in operations of $1.7 million ($0.08 per share) improved by $13.7 million from cash used in operations of $15.4 million ($0.37 per share) for the quarter ended January 31, 2003.

- **First Annualized Profit Post-Merger** – The Company realized a net profit of $4.6 million for the twelve months ended January 31, 2004 – the first profit for any trailing twelve-month period since the impact of the first drought in 2001.

Consolidated Financial Results

Crop Production Services

Sales of seed, crop nutrients, crop protection and other products of $57.3 million for the quarter ended January 31, 2004 declined $7 million (10.9%) compared to sales of $64.3 million for the same quarter last year. While the Company does not record sales until products are delivered or services are rendered to customers, deferred sales revenue (prepaid sales not yet delivered) amounted to $111.8 million at January 31, 2004 compared to $121.5 million at January 31, 2003. This decline in recorded as well as deferred sales resulted from both advanced fertilizer sales in the quarter ended October 31, 2003 (due to favourable weather conditions) and producers delaying seed purchasing decisions for 2004 until later in the spring when

[1] *Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest, taxes, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.*

final planting decisions are made. Other sales and revenue from services for the quarter ended January 31, 2004 declined by $4.5 million compared to last year due to reduced sales of agri-services (custom application, NH3 application and agronomic services), associated with lower crop input sales, and lower supplier rebates on crop protection products for the preceding season.

Gross profit and net revenue from services of $20.9 million for the quarter ended January 31, 2004 increased $380,000 (1.8%) over the same quarter last year despite the underlying decrease in sales and revenue from services. The increased margin on sales is largely attributable to higher gross profits from the Company's joint venture, Western Co-operative Fertilizers Ltd., and its fertilizer manufacturing subsidiary, Canadian Fertilizers Limited.

Crop Production Services operating, general and administrative ("OG&A") expenses of $22 million for the quarter ended January 31, 2004 were $2.1 million (8.5%) lower than the same quarter in 2003. The reduction reflects lower credit expenses, reduced staff levels and general cost containment. As a result, Crop Production Services EBITDA loss of $1 million for the quarter improved by $2.4 million over 2003. An $803,000 decrease in depreciation and amortization expenses further improved the EBIT loss for this segment to $6.0 million from a loss of $9.2 million in 2003.

Grain Handling

The Canadian Grain Commission ("CGC") reported that industry shipments of the six major grains (wheat, barley, oats, canola, flax, peas) were 6.8 million tonnes in the three months ended January 31, 2004, an increase of 2.6 million tonnes (63%) over the same period in 2003 – reflecting a return to more normal shipping patterns. Nevertheless, this was still only 78% of industry shipments in the same quarter ended January 31, 2001 (prior to the effects of either the 2001 or 2002 droughts). The timing of shipments of Canadian Wheat Board ("CWB") grains (wheat, durum and barley) was the predominant reason for the reduction in 2004 shipments compared to 2001.

Reflecting the improvement in industry shipments, Agricore United handled 2.3 million tonnes in the quarter ended January 31, 2004, an increase of 779,000 tonnes (or 53%) over 2003. The Company shipped 1.1 million tonnes of CWB grains, an increase of only 256,000 tonnes (29%) over 2003, reflecting both lower industry shipments of CWB grains and the Company's reduced participation in CWB tenders during the quarter. As a result, the ratio of Company grain shipments to industry grain shipments for the quarter ended January 31, 2004 declined to 33.1% (2003 – 35.5%) but increased to 35.3% for the twelve months ending January 31, 2004 (2003 – 33.9%).

The Company handled 1.2 million tonnes of grain through its port terminals in the quarter ended January 31, 2004 (2003 – 475,000 tonnes) – an increase of 149% – representing about 52.2% of its total grain shipments (2003 – 32.1 %). The lower port terminal handling in the prior year arose as a result of the 2002 drought as well as the closure of all grain terminals in the port of Vancouver from August 26th to December 6th, 2002 due to a labour dispute. The Company handled 1.7 million tonnes or 56.6% of its grain shipments through its port terminal operations in the three months ended January 31, 2002 (prior to the 2002 drought and labour dispute).

Grain Handling gross profit and revenue from services of $46.5 million ($20.56 per tonne) for the latest quarter increased $8.5 million over last year. The average margin per tonne for the same period last year was $22.53 – excluding a $4.6 million additional recovery from the Company's grain volume insurance program related to the crop year ended July 31, 2002. The decline of $1.97 (8.7%) in the average margin per tonne resulted, in part, from the time-lag between estimating execution costs when commodities were purchased compared to higher than expected vessel freight rates once shipping was booked. Margins were negatively impacted by advance execution costs to move oilseeds, which have not yet been sold, to sale position in Europe. Increased competition to procure handling of open market (non-CWB) grains and oilseeds in place of the lower-than-expected CWB export program also contributed to lower margins.

Grain Handling OG&A expenses of $30.7 million for the three months ended January 31, 2004 increased by $4.6 million (15%) over 2003. The increase was entirely attributable to higher insurance costs and increased

operating costs in the port terminals – reflecting normalized operations in the latest quarter compared to the prior year when a labour dispute closed the Vancouver port grain terminals and grain handling was unusually low following the 2002 drought. Accordingly, the balance of Grain Handling OG&A expenses related to merchandising, logistics and country operations did not increase significantly despite the substantial increase in grain handling activity this year and higher insurance costs. Offsetting the underlying increase in port terminal OG&A expenses, the Company accrued a recovery of $4.5 million from property tax reassessments related to its terminals in Thunder Bay, Ontario for the years 1996 to 2003, after both the Ontario Municipal Property Assessment Corporation and the Thunder Bay city council agreed to adjust the methodology underlying the assessment calculation. The Company had previously disclosed this recovery as a contingent gain in Note 19 to its consolidated financial statements for the fiscal year ended October 31, 2003. Accordingly, the Company reported a net increase in its Grain Handling OG&A expenses for the latest quarter of only $53,000.

As a result, the $8.4 million increase in Grain Handling EBITDA to $15.7 million was due entirely to the higher volume of grain shipped and the related increase in gross profit. Depreciation and amortization expenses of $8 million for the three months to January 31, 2004 decreased by $920,000 (10.3%) over last year as the Company completes the consolidation of its country grain handling assets. Consequently, Grain Handling EBIT of $7.8 million ($3.43 per tonne) for the quarter ended January 31, 2004 represented an increase of $9.4 million over the segment's EBIT loss of $1.6 million in 2003 (loss of $1.08 per tonne).

Livestock Services

Manufactured feed sales of 224,000 tonnes for the quarter ended January 31, 2004 declined by 10,000 tonnes (4.3%) from 234,000 tonnes in the same quarter last year. The number of beef cattle on feed continues to be negatively impacted by ongoing import restrictions imposed by the United States and other countries following the single case of bovine spongiform encephalopathy ("BSE") discovered in Alberta on May 20, 2003. The relaxation of the import restrictions by many of these markets was delayed by the discovery on December 23, 2003 of a case of BSE in the United States which was subsequently traced to an animal originating from Alberta. Although affecting only a small part of the segment's manufactured feed tonnes, generally worse conditions for commercial fish farming in British Columbia and in other parts of the world also resulted in substantial reductions in the sale of high margin manufactured fish feed.

Gross profit on feed sales of $9.9 million ($43.97 per tonne) for the quarter declined $413,000 (4%) from $10.3 million ($43.86 per tonne) in 2003. Most of the decline in gross profit arose from reductions in commercial fish feed sold. Feed prices tend to fluctuate in response to input prices and accordingly, the profitability of feed manufacturing tends to be more closely correlated to manufactured tonnes sold rather than sales values.

Swine sales of $11.6 million for the quarter increased by $2.2 million over last year. However, gross profit on swine sales deteriorated by $193,000 due largely to the weakening U.S. dollar relative to the Canadian dollar, which has effectively reduced Canadian hog prices and resulted in relatively higher costs of certain feed ingredients. Other revenues decreased by a modest $78,000 over the same quarter last year, largely due to poorer performance by the Company's investment in The Puratone Corporation.

Consequently, Livestock Services gross profit and revenue from services of $10.6 million for the quarter ended January 31, 2004 declined by $684,000. OG&A expenses increased by $896,000 to $8 million, reducing EBITDA to $2.6 million from $4.2 million last year. Depreciation and amortization expenses increased modestly to $813,000 as a result of ongoing investments in infrastructure renewal and contributed to a decline in EBIT of $1.6 million from last year to $1.8 million.

Financial Markets and Other Investments

On December 23, 2003, the Company and a Canadian chartered bank announced the implementation of a new credit program for livestock customers of Unifeed Limited, a wholly owned subsidiary of the Company. Similar to the existing arrangement for the same bank to provide credit financing to crop inputs customers under Agricore United Financial™ ("AU Financial"), the new financial product will be marketed under the

brand Unifeed Financial™. Commencing in the second quarter, Unifeed Financial will extend additional working capital financing to livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold.

Credit outstanding under AU Financial has increased significantly as customers increase their patronage of the program. At the same time, credit over 90 days at January 31, 2004 has declined to 7.4% of total outstanding receivables from 10.8% one year ago. Revenues from AU Financial increased $559,000 to $1.8 million for the three months ended January 31, 2004 compared to last year - the result of increased credit authorized during 2003. This increase was more than offset by a $734,000 reduction in earnings from other equity investments, lower credit recoveries as the quality of trade credit continues to improve and miscellaneous revenues from services which contributed to a $175,000 reduction in EBIT for the segment to $2.9 million (2003 - $3.1 million).

Corporate Expenses

Corporate OG&A expenses for the quarter ended January 31, 2004 increased $310,000 (3.4%) over last year but were entirely offset by a $374,000 reduction in corporate amortization costs, primarily resulting from reduced deferred financing expenses.

Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services increased $8 million (or 11%) to $80.9 million for the quarter ended January 31, 2004 compared to the same period last year, entirely due to improved profits from increased grain shipments.

OG&A expenses for the quarter declined by $792,000 (1.1%) from last year due to lower Crop Production Services costs offset by higher Livestock Services costs. The weighted average equivalent full-time ("EFT") staff [2] for the 12 months ended January 31, 2004 was 2,739 compared with 2,707 at October 31, 2003 and 2,816 for the 12 months ended January 31, 2003.

The latest quarter's depreciation and amortization expenses of $15.9 million decreased $2.1 million from the same period last year as a result of ongoing consolidation of the Company's country grain handling assets and a declining trend in the Crop Production Services segment's expense.

As a result of the above, the EBIT loss of $5.2 million for the quarter ended January 31, 2004 improved by $10.9 million compared to the EBIT loss of $16.1 million last year.

Gain on Disposal of Assets

The $75,000 gain on disposal of assets in the quarter ended January 31, 2004 arose from dispositions in the normal course of business. The comparable gain of $970,000 in 2003 largely reflected the excess of insurance proceeds over the net book value of a country elevator destroyed by fire.

Interest Expense

Interest and securitization expenses of $13 million for the three months ended January 31, 2004 increased $1 million (9%) from $11.9 million in 2003 and included $9.7 million of interest on long-term debt (including $850,000 on the debt portion of the 9% convertible unsecured subordinated debentures ["the Debentures"]), $3.1 million on short-term debt and $448,000 in securitization expenses, offset by $320,000 in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

Short-term interest costs for the quarter declined $605,000 compared to last year as a result of the Company reducing its average short-term indebtedness to $215 million – $68 million less than the average short-term

[2] *Excluding staff related to non-wholly owned subsidiaries and operations discontinued during fiscal 2003 as a result of the sale of the Farm Business Communications Division.*

indebtedness in the same quarter in 2003. Capitalized interest related to capital expenditures increased $199,000 to $279,000 for the quarter ended January 31, 2004.

The average value of grain inventory held on behalf of the CWB during the three months ended January 31, 2004 was $54 million, $27 million (33%) lower than in 2003 – the primary reason for the reduction of $601,000 in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

Average long-term debt of $411 million for the quarter ended January 31, 2004 was $36 million (10%) higher than in the same period last year – the result of the debt restructuring which occurred on December 13, 2002. Consequently, long-term interest costs increased by $1.2 million (12%).

Discontinued Operations

The Company sold the assets and liabilities of its Farm Business Communications division effective September 30, 2003. As a result, there are no ongoing Farm Business Communications division operations and its earnings, net of taxes, of $256,000 for last year's quarter ended January 31 have been reclassified as discontinued operations in the presentation of the Consolidated Statements of Earnings and Retained Earnings for this year.

Income Taxes

The Company's effective tax recovery rate on losses from continuing operations was 29.9% for the three months ended January 31, 2004 (2003 – 26.4%). The low effective tax recovery rate reflects the differential tax rates of certain taxable wholly owned and partially owned subsidiaries and the effect of the federal Large Corporation tax (which levies a flat rate on capital employed at the end of the year). As at January 31, 2004, the Company has tax loss carry-forwards of over $300 million available to reduce income taxes otherwise payable in future years, with about $200 million expiring between October 2008 and 2010.

Net Loss for the Period

The net loss of $12.7 million for the quarter ($0.31 per share) was $6.9 million better than the net loss of $19.6 million or $0.45 per share for the same period ended January 31, 2003. Per share calculations deduct from the net loss the pro rata effect of the preferred share dividend of $276,000 (2003 - $276,000) and after-tax interest of $1 million (2003 - $626,000) on the equity component of the Debentures. The net loss from continuing operations for the same three-month period last year was $19.9 million or a loss of $0.46 per share.

Liquidity and Capital Resources

Short-term Debt

Bank and other loans of $238.2 million at January 31, 2004 reflect a seasonal increase of $62.2 million from October 31, 2003. The $38.5 million increase in short-term borrowings compared to January 31, 2003 resulted from an increase in non-cash working capital of $48.6 million, net capital expenditures and investments of $25.4 million, scheduled debt repayments of $20.3 million, interest paid on the Debentures of $9.5 million, dividends of $2.5 million, deferred financing and other costs of $3.2 million and increased cash on deposit of $3 million, offset by cash flow provided by operations of $74 million for the twelve months ended January 31, 2004.

The Company had $94 million in outstanding letters of credit at January 31, 2004 (an increase of $41.9 million from a year earlier) in support of the security requirements of the CGC, Winnipeg Commodity Exchange and the Company's grain volume insurance program. Accordingly, the Company's available uncommitted short-term revolving credit facility at January 31, 2004 was $52 million compared with an uncommitted facility of $113 million at the same time last year.

On March 1, 2004, the Company obtained from a syndicate of banks a $375 million revolving facility maturing February 28, 2005 plus an incremental $50 million "swing" facility to handle seasonal requirements between November 1 and April 30 at prime rates plus up to 2% (subject to the Company's fixed charge ratio). The new facilities replaced the Company's existing $350 million revolving facility that matured February 29, 2004 and expanded the syndicate of banks (from the existing two Schedule A Canadian chartered banks and two major international banks) to include three additional Schedule A Canadian chartered banks. The terms of the new facility, including covenants and security, are substantially unchanged from the facility it replaced.

Securitization Agreement

On November 5, 2003, the Company transferred its securitization program to a new independent trust, which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the CWB. As at January 31, 2004, the Company had securitized $64 million of CWB grain inventory compared with $81 million at January 31, 2003.

The CWB compensates grain handlers for the cost of financing inventory purchased on its behalf and this recovery is recorded in Interest and Securitization Expenses on the Statement of Earnings and Retained Earnings.

Cash Flow Used in Operations

Cash flow used in operations of $1.7 million ($0.08 per share) for the quarter improved $13.7 million from cash flow used in operations of $15.4 million ($0.37 per share) for the same three months ended in 2003. Per share calculations add the pro rata effect of the preferred share dividend of $276,000 (2003 - $276,000) and accrued after-tax interest on the Debentures of $1.5 million (2003 - $1 million) to cash flow used in operations. The improved cash flow from operations resulted from an increase in EBITDA of $8.8 million, supplemented by a decrease of $2.7 million in cash income taxes and a decrease in non-cash post-employment benefit recoveries for the quarter ended January 31, 2004 compared to the same quarter last year.

Working Capital

The Company maintained its liquidity with a current ratio at January 31, 2004 of 1.25 to 1, unchanged from a year earlier but seasonally lower than the current ratio of 1.3 to 1 at October 31, 2003. Working capital of $147.8 million at January 31, 2004 was only $7.1 million lower than $154.9 million at January 31, 2003. Working capital at January 31, 2004 was $29 million lower than working capital of $176.8 million at October 31, 2003 – the result of seasonal changes.

Non-cash working capital increased $48.6 million from January 31, 2003 to 2004. Accounts payable decreased $40.3 million (due to the Company taking advantage of cash discounts on pre-season inventory purchases) and unpresented cheques decreased $21.8 million (primarily due to lower deferred grain cash tickets and reduced grain deliveries in January resulting from unseasonably cold weather), offset by $3.3 million lower receivables and prepaid expenses. The modest $11.9 million decline in inventories included a $25.3 million reduction in crop protection product inventories (due to lower inventory carry-out following a relatively "normal" 2003 sales season), a $45.6 million reduction in non-CWB grain inventories (due to reduced stocks on hand) and a $457,000 decrease in feed and other merchandise, offset by a $32.7 million increase in fertilizer inventory and a $26.8 million increase in seed inventory, resulting from higher fertilizer prices, the delay in pre-season seed sales and the Company taking advantage of pre-season purchase discount opportunities.

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $8.4 million for the quarter were $3.8 million higher than the $4.6 million spent in the same period last year. Individually large capital expenditures in the current period include $2.9 million for

five strategic grain storage expansion projects and $1.9 million related to the ongoing construction of the replacement feed mill at Edmonton, Alberta. The Company anticipates spending between $30 million and $40 million on sustaining and expansion-related capital expenditures during the 2004 fiscal year.

Pension Plan Surplus

At January 31, 2004, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligation. The Company reported a deferred pension asset of $16.2 million in Other Assets at January 31, 2004. The Company made $15,000 in cash contributions to the defined benefit plan and $769,000 in cash contributions to the defined contribution and multi-employer plans for the quarter ended January 31, 2004 (compared to the pension expense of $1.2 million recorded in the financial statements).

Leverage

The Company's total funded debt (excluding the Debentures), net of cash, increased to $565 million at January 31, 2004 from $551 million a year earlier.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. Measured on a weighted average trailing twelve month basis, the Company's leverage ratio for the twelve months ended January 31, 2004 was 45.5%, a modest improvement from the ratio of 46% for the fiscal year ended October 31, 2003 and a significant improvement over the 51.6% ratio for the twelve months ended January 31, 2003. The Company's ratio of total net debt to net tangible assets at January 31, 2004 was 52.5% (2003 - 52%).

Market Capitalization

The market capitalization of the Company's 45,309,919 issued and outstanding Limited Voting Common Shares (60,980,822 common shares including convertible securities) was $422 million at March 15, 2004 or $9.31 per share compared with the Company's book value of $10.44 per share[3] ($9.76 per share fully diluted) at January 31, 2004.

Outlook

The Company has already processed $712 million of AU Financial credit applications for the 2004 growing season, representing about 75% of the total expected applications for the upcoming spring sales season and consistent with the prior year. Unifeed Financial approved its first credit applicants in February 2004. The customer base for Unifeed Financial tends to be smaller with individually larger credit balances carried from one livestock marketing to another. At January 31, 2004, the Company had advanced $32 million in secured trade credit that may be eligible for credit under Unifeed Financial. As eligible customers complete the marketing of their current livestock, their credit programs will be transferred to Unifeed Financial. The Company also anticipates expanding its base of creditworthy customers accessing trade credit through Unifeed Financial.

Western Canada's livestock industry's prospects and the impact on producer purchasing power remain uncertain. The industry continues to suffer under import restrictions imposed by the United States and other countries following the discovery of a single case of BSE in Alberta and a case of BSE in the United States.

[3] *Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the Debentures) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A convertible preferred shares, executive stock options and the Debentures had been fully converted.*

The relaxation of import bans to the United States that had begun, and was expected to continue in 2004, has now been delayed until at least the middle of this calendar year. Mitigating these conditions, federal and provincial programs – particularly in Alberta – have provided essential cash receipts to beef producers to support the industry during this period. Hog producers may continue to suffer margin erosion as the Canadian dollar strengthens against the US dollar and the cost of certain feed ingredients remains high. Production managed industries such as dairy and poultry remain largely unaffected although pressures on the beef and hog industries are expected to increase competition among feed manufacturers for access to these markets.

Following a severe winter, the railways have experienced service issues that have resulted in execution delays to port terminals and other North American destinations. In addition, the spotting and lifting of intermodal equipment has caused shipping delays and increased expenses related to the execution of sales of low volume, high value special crops. The railways have committed to clearing delays in spotting cars and transit of up to three weeks to a month. However, if unresolved during the upcoming spring season, these events could negatively impact the industry's and the Company's grain movement during this period.

CWB grain shipments were lower in the first quarter than anticipated and lower than the same period in the "benchmark" year of 2001 – the year prior to the last two droughts. The CWB has indicated that it still intends to execute its original marketing program over the 12 months ending October 31, 2004. Accordingly, the Company anticipates there will be higher levels of CWB shipments during each of the Company's next two quarters and possibly during its fourth quarter. To the extent that the original CWB marketing program is not fully executed in the current year, increased "carry-out" stocks may result in increased shipping of CWB grains during the crop year ending July 31, 2005.

Precipitation from September 1, 2003 to March 10, 2004 has been mainly between 85% and 115% of historical averages across most of the arable land in Manitoba and Saskatchewan. Precipitation in Alberta was below average during that time period, at between 60% and 85% of historical levels with some parts of southern Alberta well below average (40% to 60%). However, Alberta also reported the highest levels of on-farm surface water supplies at September 1, 2003, mitigating, to some extent, the current level of precipitation. Generally, average precipitation across the prairies has improved from those noted in the Company's 2003 fourth quarter release on December 11, 2003. Adequate precipitation through the winter can be a positive factor during the initial spring growing season. However, moisture levels in the spring and early summer ultimately have the most impact on spring sales of crop inputs and therefore, the size and quality of the crop harvested and available for shipping in the following fiscal year.

Average production in Western Canada for the 10 years ended July 31, 2001 (including the effects of the 2001 drought but excluding the effects of the unprecedented 2002 drought) was about 48 million tonnes with about 32 million tonnes of that exported (67% of average production). On March 12, 2004, Agriculture and Agrifood Canada forecast crop production levels for the crop year ending July 31, 2004 consistent with the 10-year average, including a 15% increase in canola acres seeded. Such a change may enhance canola seed sales during the spring of 2004 – to date producers have delayed their seed purchase decisions compared to the prior year – and any consequent increase in canola production would increase opportunities for non-CWB shipping during fiscal 2005. The rally in canola prices over recent weeks to around $400 per tonne may further encourage producers to increase total seeded canola acres. The Company is a principal supplier of canola seed inputs and a major shipper of canola production.

The Company has engaged a third party to assist in the marketing and sale of one of its Vancouver grain terminals pursuant to an order of the Canadian Competition Bureau Tribunal. The proceeds of such a sale may be utilized for general corporate purposes, including the repayment of debt or sustaining capital reinvestment. The sale is not expected to have a material impact on the Company's ongoing operations.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, labour disruptions, credit risk and foreign exchange risk. For a more detailed discussion of these risks and their potential impact, see the Company's 2003 AIF and the MD&A included on pages 18 to 29 of its 2003 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets

As at January 31 (in thousands) *(Unaudited)*	**2004**	2003	October 31, 2003
ASSETS			
Current Assets			
Cash and cash equivalents	$ 50,399	$ 47,364	$ 53,919
Accounts receivable (Note 5)	181,715	206,031	226,760
Inventories	475,917	487,815	457,761
Prepaid expenses	26,035	12,734	20,302
Future income taxes	5,996	10,846	2,903
	740,062	764,790	761,645
Property, Plant and Equipment	683,196	717,763	688,896
Other Assets	64,747	60,016	62,440
Goodwill	26,389	25,024	26,389
Intangible Assets	16,502	16,576	16,502
Future Income Taxes	42,591	38,214	36,111
	$ 1,573,487	$ 1,622,383	$ 1,591,983
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	$ 238,173	$ 199,693	$ 175,947
Accounts payable and accrued expenses	321,927	387,660	379,405
Dividends payable	1,359	-	2,464
Current portion of long-term debt	28,137	20,058	26,774
Future income taxes	2,708	2,437	259
	592,304	609,848	584,849
Long-term Debt	349,491	378,731	361,225
Debt Component of Convertible Debentures	28,905	34,693	30,417
Other Long-term Liabilities	37,101	41,622	36,547
Future Income Taxes	4,705	-	4,515
Shareholders' Equity			
Share capital (Note 6)	460,532	460,378	460,509
Equity component of convertible debentures	76,442	70,363	74,869
Contributed surplus	642	336	642
Retained earnings	23,365	26,412	38,410
	560,981	557,489	574,430
	$ 1,573,487	$ 1,622,383	$ 1,591,983

Consolidated Statements of Earnings and Retained Earnings

For the periods ended January 31 (in thousands, except per share amounts) *(Unaudited)*	*Three Months* **2004**	2003
Sales and revenue from services (Note 4)	**$ 650,999**	$ 497,205
Gross profit and net revenue from services (Note 4)	**80,888**	72,878
Operating, general and administrative expenses (Note 4)	**(70,152)**	(70,944)
Earnings before the undernoted (Note 4)	**10,736**	1,934
Depreciation and amortization	**(15,942)**	(17,991)
	(5,206)	(16,057)
Gain on disposal of assets	**75**	970
Interest and securitization expenses	**(12,960)**	(11,935)
	(18,091)	(27,022)
Discontinued operations - net of income taxes	**-**	256
Recovery of income taxes		
On loss from continuing operations	**5,412**	7,146
Net loss for the period	**(12,679)**	(19,620)
Retained earnings, beginning of period	**38,410**	46,658
Increase in equity component of convertible debentures	**(1,007)**	(626)
Dividends	**(1,359)**	-
Retained earnings, end of period	**$ 23,365**	$ 26,412
Basic and diluted loss from continuing operations per share (Note 1)	**$ (0.31)**	$ (0.46)
Basic and diluted loss per share (Note 1)	**$ (0.31)**	$ (0.45)

Consolidated Statements of Cash Flows

For the periods ended January 31 (in thousands) *(Unaudited)*	*Three Months* **2004**	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss for the period	**$ (12,679)**	$ (19,620)
Adjustments for:		
Depreciation and amortization	**15,942**	17,991
Future income taxes	**(6,368)**	(10,752)
Equity earnings from investments, net of distributions	**(952)**	(1,645)
Interest on debt component of convertible debentures	**850**	653
Discontinued operations, non-cash items	**-**	40
Gain on disposal of assets	**(75)**	(970)
Other long-term liabilities	**1,562**	(1,145)
Cash flow used in operations	**(1,720)**	(15,448)
Changes in non-cash working capital	**(33,959)**	28,397
	(35,679)	**12,949**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Property, plant and equipment expenditures	**(8,371)**	(4,641)
Proceeds from disposal of property, plant and equipment	**867**	394
Increase in other assets	**(4,337)**	(2,021)
	(11,841)	(6,268)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in bank and other loans	**62,226**	(189,029)
Proceeds from long-term debt	**-**	109,000
Long-term debt repayments	**(10,371)**	(8,192)
Proceeds from convertible debentures	**-**	105,000
Interest paid on convertible debentures	**(4,725)**	-
Deferred financing expenditures	**(274)**	(9,595)
Decrease in other long-term liabilities	**(415)**	(916)
Share capital issued	**23**	26
Dividends	**(2,464)**	(4,728)
	44,000	1,566
CHANGE IN CASH AND CASH EQUIVALENTS	**(3,520)**	8,247
Cash and cash equivalents at beginning of period	**53,919**	39,117
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 50,399**	$ 47,364
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments of interest	**$ (15,684)**	$ (10,034)
Cash payments of taxes	**$ (2,651)**	$ (2,744)

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Three months ended January 31		2004			2003	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Net loss for the period	**$ (12,679)**			$ (19,620)		
Less:						
Preferred share dividend	**(276)**			(276)		
Interest on equity portion of convertible debentures	**(1,007)**			(626)		
Basic & diluted loss per share	**$ (13,962)**		**$ (0.31)**	$ (20,522)		$ (0.45)
Less:						
Earnings from discontinued operations - net of income tax	**-**		**-**	(256)		(0.01)
Basic & diluted loss from continuing operations per share	**$ (13,962)**	**45,313**	**$ (0.31)**	$ (20,778)	45,286	$ (0.46)

Basic earnings per share is derived by deducting annual dividends on preferred shares and interest on the equity portion of convertible unsecured subordinated debentures from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures, preferred shares) was not included in the calculation of diluted earnings per share in 2004 and 2003 as the result would be anti-dilutive. Executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2003 annual consolidated financial statements except as described in Note 8 with respect to hedging relationships. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2003.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended January 31 (in thousands) *(Unaudited)*	Three Months 2004	2003
SALES AND REVENUE FROM SERVICES		
Grain Handling	**$ 532,598**	$ 361,418
Crop Production Services	**60,509**	71,966
Livestock Services	**62,704**	72,263
Financial Markets & Other Investments	**2,892**	3,067
	658,703	508,714
Less: Intersegment Sales*	**(7,704)**	(11,509)
	$ 650,999	$ 497,205
GROSS PROFIT AND NET REVENUE FROM SERVICES		
Grain Handling	**$ 46,475**	$ 37,986
Crop Production Services	**20,927**	20,547
Livestock Services	**10,594**	11,278
Financial Markets & Other Investments	**2,892**	3,067
	$ 80,888	$ 72,878
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES		
Grain Handling	**$ (30,749)**	$ (30,696)
Crop Production Services	**(21,963)**	(24,014)
Livestock Services	**(8,015)**	(7,119)
Corporate	**(9,425)**	(9,115)
	$ (70,152)	$ (70,944)
EBITDA		
Grain Handling	**$ 15,726**	$ 7,290
Crop Production Services	**(1,036)**	(3,467)
Livestock Services	**2,579**	4,159
Financial Markets & Other Investments	**2,892**	3,067
Corporate	**(9,425)**	(9,115)
	$ 10,736	$ 1,934
EBIT		
Grain Handling	**$ 7,754**	$ (1,602)
Crop Production Services	**(6,026)**	(9,260)
Livestock Services	**1,766**	3,394
Financial Markets & Other Investments	**2,892**	3,067
Corporate	**(11,592)**	(11,656)
	$ (5,206)	$ (16,057)
*INTERSEGMENT SALES		
Grain Handling	**$ (7,676)**	$ (11,481)
Crop Production Services	**(28)**	(28)
	$ (7,704)	$ (11,509)

5. Securitization

At January 31, 2004, grain held for the account of CWB is reported net of securitized amounts of $64 million (2003 - $81 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at January 31, 2004 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	66,000
Proceeds from collections not reinvested	$	(2,040)

The net cost of these transactions is included in interest and securitization expense in the consolidated statements of earnings and retained earnings.

6. Share Capital

The issued and outstanding Limited Voting Common Shares with securities convertible into Limited Voting Common Shares are as follows:

As at January 31 *(Unaudited)*	**2004**	2003
Issued and outstanding Limited Voting Common Shares	**45,312,720**	45,285,920
Securities convertible into Limited Voting Common Shares:		
9% Convertible Unsecured Subordinated Debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,151**	1,105,157
Stock Options	**565,752**	609,119
	60,983,623	61,000,196

As at January 31, 2004, the Company had reserved a further 469,881 Limited Voting Common Shares (January 31, 2003 – 426,514 Limited Voting Common Shares) available for granting under the Executive Stock Option Plan.

Stock options outstanding at January 31, 2004 have a range of exercise prices from $9.70 to $11.50 and a weighted average life of 6.66 years.

For the Three Months ended January 31, 2004 *(Unaudited)*	**Number of Options**		**Weighted Average Exercise Price**
Outstanding at the beginning of the period	603,041	$	10.16
Forfeited	(37,289)		10.25
Outstanding at end of period	565,752	$	10.15
Exercisable at end of period	346,549	$	10.42

7. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent to the nature of the agriculture industry. The terms range in duration and expire at various dates from March 2004 to February 2005. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at January 31, 2004, the outstanding banking letters of credit were $94 million.

b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a financial institution (as described in note 4 of the October 31, 2003 annual consolidated financial statements), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. No amount under this indemnity has been paid; however, an amount of $1.1 million has been accrued at January 31, 2004 based on the provision for losses determined under the terms of the agreement.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at January 31, 2004, the current outstanding balance of these guarantees is $4.2 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

d) ***Property Tax Appeal Recovery*** – On October 31, 2003, the Company agreed with the Municipal Property Assessment Corporation to settle the outstanding property tax appeals for its terminals in Thunder Bay in exchange for a revised assessment methodology, the impact of which was not determinable at the time. During 2004, the City of Thunder Bay consented to adopting the revised assessment methodology for the 1996 through 2003 tax years. The approval resolved the contingent gain that existed at October 31, 2003 and accordingly the Company accrued a recovery of $4.5 million in its results of operations for the three months ended January 31, 2004.

8. Accounting Policy Change

Hedging Relationships - Effective November 1, 2003, the Company adopted CICA Accounting Guideline 13, Hedging Relationships. The new guideline addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

The Company has an interest rate swap that is accounted for in accordance with this policy and as such, the swap is documented and subjected to an effectiveness test on a quarterly basis for reasonable assurance that it is and will continue to be effective. Any derivative that does not qualify for hedge accounting (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) is reported in earnings on a mark-to-market basis. The adoption of this guideline had no material impact on the financial statements.

9. Subsequent Events

a) ***Business Acquisition*** – On March 5, 2004, the Company announced that it purchased, through its wholly owned subsidiary Unifeed Limited effective February 1, 2004, 100% of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer in Alberta.

b) ***Share Consolidation Program*** – Effective February 22, 2004, through a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 Limited Voting Common Shares at a price of $9.63 per share for a total cost of $14.7 million. The one-day program provided for the consolidation of the Limited Voting Common Shares on a 1 for 100 basis on February 22, 2004. Following the consolidation, all registered shareholders who held less than one Limited Voting Common Share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of a fractional share in the Company. On February 23, 2004, the remaining Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings.

c) ***Private Placement of Limited Voting Common Shares*** – On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

d) ***Bank and Other Loans*** – On March 1, 2004, the Company replaced its $350 million revolving facility, which matured February 29, 2004, with a $375 million facility maturing February 28, 2005. Apart from adding three Schedule A Canadian chartered banks to the syndicate and a $50 million seasonal increase in the facility between November 1 and April 30, the financial terms and underlying security are consistent with those described in note 9 to the October 31, 2003 annual consolidated financial statements.

10. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended January 31 **Trading Activity** *(on Toronto Stock Exchange)*	*Three Months* **2004**	2003
Limited Voting Common Shares *(Symbol: AU)*		
High	**$ 9.99**	$ 6.30
Low	**$ 8.03**	$ 4.65
Volume	**5,227,073**	2,192,118
Preferred shares *(Symbol: AU.PR.A)*		
High	**$ 15.10**	$ 13.50
Low	**$ 13.80**	$ 12.75
Volume	**11,169**	13,482
Convertible Debentures *(Symbol: AU.DB)*		
High (per $100 principal)	**$ 147.00**	$ 100.25
Low (per $100 principal)	**$ 130.00**	$ 95.00
Volume	**$ 4,597,000**	$ 11,767,000

As at January 31, 2004 *(Unaudited)*		
Book value per share	**$ 10.44**	$ 10.50
Fully diluted book value per share	**$ 9.76**	$ 9.81

Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.

Operating Highlights

For the periods ended January 31	*Three Months* **2004**	2003
Grain Shipments - country elevators *(thousand tonnes)*	**2,261**	1,482
Terminal Handle *(thousand tonnes)*	**1,181**	475
Sales of seed, fertilizer, crop protection and other products ($ thousands)	**$ 57,276**	$ 64,252
Livestock Services Feed Sales *(thousand tonnes)*	**224**	234

Agricore United

AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

March 18, 2004 (Winnipeg) – Agricore United's Board of Directors today declared a quarterly dividend of $0.03 per share on the Limited Voting Common Shares payable on May 14, 2004 to shareholders of record at the close of business on April 15, 2004.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

- 30 -

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com